RMS

18007891

SI

Securities and Exchange

Washington, D.C.

JUN 25 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-15433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801

(No. and Street)

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. SIMS 206-441-2885

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – *if individual, state last, first, middle name*)

ONE MARKET STREET, SUITE 620	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFFREY SIMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE INFANTINO
COMMISSION EXPIRES
NOTARY
PUBLIC
07-25-2018
STATE OF WASHINGTON

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
KMS Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
San Francisco, California
February 27, 2018

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$ 6,813,664
Commissions, investment advisory fees and other receivable	5,394,531
Due from broker	4,556,471
Securities owned, at fair value	227,362
Prepaid expenses and other assets	4,366,071
Deposits with clearing organizations	150,000
Office equipment, net of accumulated depreciation of $411,920	211,711
Deferred income tax asset	137,152
	$21,856,962

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$ 934,476
Commissions payable	4,698,856
Deferred advisory fees	1,539,300
Other deferred revenue	1,595,109
Profit sharing contribution payable	606,365
Income taxes payable	1,393
Supplemental retirement benefit payable	501,882
	9,877,381
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock - no par value: Authorized - 50,000 shares, issued and outstanding - 6,568 shares	127,907
Additional paid-in capital	7,883,750
Retained earnings	3,967,924
	11,979,581
	$21,856,962

See accompanying notes to statement of financial condition.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company has been serving the independent financial advisor community since 1971. The independent financial advisors are independent contractor agents (registered representatives and investment advisory representatives) and operate primarily in the Western United States. The independent financial advisors primarily serve retail clients.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTS").

Fixed Assets

Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Commissions, Investment Advisory Fees and Other Receivable

Commissions, investment advisory fees and other receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2017, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it, when determined to be uncollectible.

Generally, when a commission and advisory fee receivable is recognized, a commission payable is also recognized.

Other receivable primarily includes product support receivable.

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2017 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$6,813,664	$6,813,664	-	$6,813,664
Commissions and investment advisory fees receivable	5,083,555	-	$5,083,555	5,083,555
Due from broker	4,556,471	-	4,556,471	4,556,471
Deposits with clearing organizations	150,000	-	150,000	150,000
TOTALS	$16,603,690	$6,813,664	$9,790,026	$16,603,690
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$2,529,584	-	$2,529,584	$2,529,584
Commissions payable	4,698,856	-	4,698,856	4,698,856
Deferred advisory fees	1,539,300	-	1,539,300	1,539,300
Profit sharing contribution payable	606,365	-	606,365	606,365
Income taxes payable	1,393	-	1,393	1,393
Supplemental retirement benefit payable	501,882	-	501,882	501,882
TOTALS	$9,877,380	-	$9,877,380	$9,877,380

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Accounting Standards Issued, Not Yet Effective

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. accounting principles generally accepted in the United States of America ("GAAP") and the International Financial Reporting Standards. The FASB has subsequently issued several

amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical correction. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

Amongst other things, the guidance provides for (i) determining whether revenue should be recognized at a point in time or over time, which replaces the previous distinction between goods and services, (ii) identifies distinct performance obligations, accounting for contract modifications and accounting for the time value of money and (iii) new, increased requirements for disclosure of revenue in the financial statements. Furthermore, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly associated with fulfilling a contract. Provided these costs are expected to be recovered, such costs will be capitalized, subsequently amortized over the useful life of customers and tested for impairment.

The Company is adopting the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and identified the following area of impact upon adoption of the Standard:

- A change in the treatment of external recruitment costs and forgivable loans issued to new representatives. Each of these costs was historically recorded as a period expense; however, under the Standard they are incremental costs to obtain a contract with a new representative. Therefore, these costs should be capitalized over the expected life of the Company's relationship with a new representative. Contracts with active representatives as of the adoption date were reviewed and a cumulative-effect adjustment was made to increase retained earnings.

Additionally, the Company's ongoing implementation work includes evaluation changes required upon adoption of the Standard relating to: (i) new disclosures for disaggregation of revenues, contract balances and performance obligations; (ii) information technology systems; and (iii) internal controls over financial reporting.

2. Cash

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000.

Cash at December 31, 2017 consist of $6,813,664, which includes $100,000 that is segregated in compliance with Federal and other regulations.

3. Due from Broker

As of December 31, 2017, due from broker consisted primarily of cash held at the Company's clearing broker.

4. Securities Owned

Investments in common stocks and warrants, mutual funds and U.S. Treasury Notes are carried at fair value based upon quoted market prices.

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

- Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

	December 31, 2017			
Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Mutual funds	$ 3,908	-	-	$ 3,908
Certificates of deposit	200,405			200,405
Common stock and warrants	23,049	-	-	23,049
Total	$227,362	-	-	$227,362

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2017, the Company had net capital of $6,470,463, which was $6,220,463 in excess of its required net capital under the Rule of $250,000.

The net capital rules may effectively restrict the payment of cash dividends.

6. Supplemental Retirement Agreement

The Company maintains a supplemental retirement agreement covering a former employee/ stockholder of the Company. The agreement, which commenced in 1998, provides for monthly benefits of $5,000 for the life of the former employee. The Company has recorded a liability of $501,882 for the supplemental retirement agreement, which is equal to the value of an annuity based on the age and life expectancy of the former employee. The Company's policy is to not fund the annuity.

7. Related Party Transactions

The Company has an expense sharing agreement with LTS whereby the Company agrees to reimburse LTS for reasonable expenses paid by them on its behalf. The Company also receives an allocation of product support income and conference income from LTS. At December 31, 2017, the Company has an intercompany receivable in the amount of $8,649 from LTS. This amount is included in prepaid expenses and other assets.

The Company has an expense sharing arrangement with Securities America Financial Corp ("SA"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse SA for reasonable expenses paid by them on its behalf. At December 31, 2017, the Company has an intercompany payable in the amount of $19,000 to SA. This amount is included in Accounts payable, accrued expenses and other liabilities.

The Company has an expense sharing arrangement with Ladenburg Thalmann & Co. Inc. ("LTCO"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse LTCO for reasonable expenses paid by them on its behalf. At December 31, 2017, there was no intercompany payable to LTCO.

LTS made a $1,000,000 capital contribution to the Company in the third quarter of 2017.

During the year ended December 31, 2017, the Company paid a total of $1,295,000 in dividend distributions to LTS.

8. Commitments

The Company leases office premises and equipment under noncancelable operating leases. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2017:

Year ending December 31,	
2018	$280,000
2019	288,000
2020	297,000
2021	306,000
2022	314,000
Thereafter	559,000
Total minimum payments required	$2,044,000

Portions of the minimum lease payments can be reduced upon notice and payment of reduction fees as called for in the lease.

9. Income Taxes

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2017, the Company has immaterial amounts of uncertain tax positions and related interest and penalties.

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2017 are as follows:

Supplemental retirement benefit payable	$114,256
Accrued expenses	59,488
Other	(36,592)
	$137,152

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2017.

The Company files a U.S. federal income tax return and state income tax returns in numerous state and local tax jurisdictions. In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2017, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2014 through 2017.

On December 22, 2017 the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 35% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provides guidance on accounting for the tax effects of TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. To the extent that a company's accounting for certain income tax effects of the TCJA is incomplete but is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

The TCJA reduces the corporate tax rate to 21% effective January 1, 2018. We have recorded a provisional decrease in our deferred tax assets and liabilities with a corresponding net adjustment to deferred income tax expense of $82,464 for the year ended December 31, 2017. While we are able to make a reasonable estimate of the impact of the reduction in the corporate rate, it may be affected by other analyses related to the TCJA.

10. Contingent Liabilities

In the ordinary course of business the Company may be named as a respondent in litigation, arbitration or regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company accrues such amount.